PHILLIPS NIZER LLP
666 Fifth Avenue, 28th Fl.
New York, N.Y. 10103
(212) 977-9780

June 29, 2007

Via EDGAR Correspondence

Mr. Donald C. Hunt

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Andover Medical, Inc.
Registration Statement on Form SB-2
Filed on April 26, 2007
File No. 333-142387

Dear Mr. Hunt:

In connection with the above-referenced matter and on behalf of our client Andover Medical, Inc. (the “Company”) on June 29, 2007, we filed Amendment No. 1 to the Company’s registration statement, along with a copy marked to show changes from the initial filing.  This letter is in response to your letter to Mr. Edwin A. Reilly, dated May 23, 2007.  We will address your comments in the order in which they appear in your letter.

Form SB-2 Facing Page

1.               This comment has been complied with.

Fee Table

2.               This comment has been complied with.  References to Rule 457(g) and (o) have been removed.  The resale of shares of common stock are now registered at an offering price based on current market prices reflected in notes (1) and (4).

3.               This comment has been complied with.  All shares issuable upon exercise of the Meyers Associates Unit Purchase Option have been removed from the Calculation of the Registration Fee, as well as Selling Stockholders in the Prospectus.

4.               As set forth in note (10) of the Principal Stockholders table on page 45, Meyers Associates L.P. was issued 113,256 Units under its Placement Agent agreement, although a total of 91.05 ($4,552,500) of Units were sold by Meyers in the Offering.

Summary, Page 3

5.               This comment has been complied with.  The third and fourth paragraphs under Business have been added.

Selling Stockholders, Page 40

6.               This comment has been complied with on page 49 under the heading “Additional Disclosures – Dollar Value of Underlying Securities Registered for Resale in this Prospectus.”

7.               We have been advised by the Company that no payments have been made or may be required to be made to any Selling Shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding this transaction.  Meyers Associates received payments as placement agent, however, has been eliminated as a selling shareholder, together with its affiliates.

Disclosure of the net proceeds to the issuer and total possible payments to all selling shareholders has been made on page 49 under the heading “Payments Made in Connection with the Financing.”

8.               This comment has been complied with on page 51 under the heading “Profits on Conversion of Preferred Stock and Exercise of Warrants.”  The conversion/exercise prices are a fixed price of $.35 per share.

As set forth in Note (1) to this table, “Total Shares Underlying Units” includes 142,850 shares of Common Stock issuable upon conversion of 50 shares of preferred stock with a face value of $50,000; 142,850 shares of Common Stock issuable upon exercise of Class A Warrants and 142,850 shares of Common Stock issuable upon exercise of Class B Warrants plus shares of Common Stock issuable at an assumed rate of $.35 per share in payment of 6% dividends over a two-year period.  The exact number of shares issued in payment of dividends cannot be determined until a dividend is declared.

There are no provisions that apply to the Units or underlying securities that could result in a change in the price per share upon the occurrence of certain events, other than normal anti-dilution protection for issuances below the conversion/exercisable prices.

9.               This comment has been complied with.  On page 52 under the heading “Total Possible Profit to the Selling Stockholders from Other Securities held by the Selling Stockholders” it is stated there are none.  Only officers and directors of the Company, former officers and directors, and the placement agent hold other securities, however, none of these persons are selling stockholders.

10.         This comment has been complied with on page 53 under the heading “Comparison of Company Proceeds from the Financing to Potential Investor Profit.”  The last paragraph of Comment No. 10 is set forth under the heading “Total of Possible Payments and Discounts as a Percentage of Net Proceeds.”

11.         This comment has been complied with on page 53 under the heading “Prior and Subsequent Transactions Between the Company and the Selling Stockholders” that there are none.

12.         This comment has been complied with on page 54 under the heading “Relationship Between Shares Issued and Outstanding and Shares Held by Selling Stockholders.”

13.         This comment has been complied with on page 54 under the heading “Existing Short Positions by Selling Stockholders” there are none.

14.         This comment has been complied with on page 54 under the heading “Relationships and Arrangements with Selling Stockholders, Affiliates and Parties with Whom Any Selling Stockholders Have Contractual Relationships.”

15.         This comment has been complied with on page 54 under the heading “Method for Determining the Number of Shares Being Registered Hereunder.”

16.         This comment has been complied with.

17.         This comment has been complied with.  All beneficial owners of 5% or more of the Company’s securities have been added to the Selling Stockholders table.

18.         This comment has been complied with.  No Selling Stockholders are broker-dealers or affiliates of broker-dealers.

Description of Securities, page 55

19.         This comment has been complied with.  The number of Units sold were 112.25 Units as described on page 56.

Financial Statements

General

20.         The Company’s Financial Statements for the period ended March 31, 2007 have been added to Amendment No. 1, together with Notes to the Financial Statements on pages F-5 through F-9 and Management’s Discussion and Analysis on pages 20 and 21, for the period ended March 31, 2007.

21.         Due to the material impact these acquisitions have on our business, the Company intends to complete and submit financial statements and proforma information as soon as possible.  Such information will be filed on Amended Forms 8-K and included in the Registration Statement.

22.         See additional disclosures in Note 2 on page F-16 of the Financial Statements for the period ended March 31, 2007 as follows:

(C )  Business Combinations

The Company accounts for business combinations under Financial Accounting Standards Board No. 141 Business Combinations.  This statement requires all business combinations to be accounted for by the purchase method.  This statement requires that the cost of the acquisition be allocated to the relative fair value of all assets and liabilities of the acquired entity.  Any difference between the net fair value of assets received and the purchase price is allocated to goodwill.

(D) Goodwill and Intangible Assets

Under SFAS No. 142, Goodwill and Other Intangible Assets, goodwill related to acquisitions are subject to annual review for impairment or upon the occurrence of certain events, and if impaired, are written down to fair market value.”

See also revised disclosure on Pages 26 and 27 regarding the purchase method of accounting with changes marked as follows:

SRS Medical Systems, Inc.

We intend to acquire a majority of the outstanding stock of our target companies and will account for these acquisitions by the purchase method.  Accordingly the financial performance of our acquired companies will be included in the Company’s consolidated results since their respective dates of acquisition. ~~primarily use the stock acquisition approach (rather than a merger or asset purchase) in furthering AMI’s roll-up strategy~~.  Our economic model for negotiations is for the Company to pay approximately 50% of the total purchase price for each proposed acquisition in cash and the remaining balance through the issuance of shares of its Common Stock and promissory notes.

Consolidated Statement of Shareholders Equity (Deficit), page F-5

Overview to accounting treatment of Snow & Sail Sports, Inc./Andover Management Services, Inc. merger transaction.

Details regarding the transaction are outlined in Note 1 of the Notes to the Consolidated Financial Statements for the fiscal year ended December 31, 2006.  The Company’s analysis of the accounting treatment of this transaction followed SFAS No. 141, Business Combinations (FAS 141).

Under the Paragraph 17 of FAS 141 application of the purchase method, standards for identifying the ‘acquiring party’ in transactions involving the exchange of equity interests include:

(a) The relative voting rights of the combined enterprise after the combination - All else being equal, the entity whose owners as a group retain the larger portion of the voting rights in the combined entity is the acquiring entity.

b) The existence of a large minority voting interest in the combined entity when no other owner of organized group of owners has significant voting rights - All else being equal, the entity whose owners hold a large minority voting interest in the combined entity is the acquiring entity.

The Company’s analysis indicated that as a result of the investment and transaction, third party investors attained 71% ownership.  AMSI shareholders, through their affiliates, retained approximately 29% in the combined entity.  Snow & Sail shareholders received cash and the net assets of ski touring business.  Their equity interests in Snow & Sail were cancelled.

(c) The composition of the governing body of the combined entity - All else being equal, the entity whose owners have the ability to elect or appoint a voting majority of the governing body of the combined entity is the acquiring entity.

The Company’s analysis indicated that as a result of the investment and Transaction, third party investors and AMSI shareholders, through their affiliates elected Mr. Coffill as director of AMI.  Mr. Coffill is known to and has had prior business dealings with AMSI shareholders.

(d)  The composition of the senior management of the combined entity - All else being equal, the entity whose senior management dominates the combined entity is the acquiring entity.

The Company’s analysis indicated that as a result of the investment and Transaction, third party investors and AMSI shareholders, through their affiliates appointed Mr. Reilly as presaident of AMI.  Mr. Reilly is also known to and has had prior business dealings with AMSI shareholders.

Based upon the above analysis the Company concluded that AMSI is the accounting acquirer in a transaction that will be recorded as a “reverse acquisition”.  Snow & Sail remains the legal acquirer.  Since AMSI is the accounting acquirer, the following is reported for the combined entity, AMI:

1.)            AMSI’s historical financial statements are presented as the historical financial statements of AMI.

2.)            Snow & Sail’s income statement is included in AMI only for periods after the merger.  No discontinued operation reporting is provided for historical Snow & Sail activity.

3.)            The Equity of AMSI is the equity of AMI

4.)            AMSI’s capital stock account is adjusted to reflect the outstanding post split stock at Snow & Sail (and the additional common stock issued in the Transaction).  The resulting credit (difference) is recorded in APIC

5.)            AMSI’s retained earnings is the Retained Earnings of AMI

6.)            For pre Transaction periods Snow & Sail’s equity is AMSI’s equity, restated to reflect the number of shares received in the transaction.

23.         This comment has been complied with.  As discussed above, the accounting treatment of the transaction results in including the equity of the accounting acquirer, restated to reflect the number of shares in the transaction.

24.         This comment has been complied with.  Please see the above overview of the accounting treatment and related impact on shareholders’ equity.

25.         This comment has been complied with.  The 1,346,000 shares of common stock related to the convertible bridge offering are discussed in Note 4 on page F-19 of the Financial Statements for the period ended December 31, 2006.  The additional disclosures in Note 4 are marked below:

During the period ended December 31, 2006, the Company completed a $673,000 bridge loan from 15 investors. This obligation was issued in connection with a bridge financing by the Company of a maximum of $800,000 of 10% Subordinated

Bridge Offering Promissory Notes. Each Bridge Note investor received two shares of the Company’s Common Stock, or an aggregate of 1,346,000 shares for loans totaling $673,000. In addition, the notes are convertible into preferred shares at $1,000 per share.  The proceeds were bifurcated between the notes and the shares issued in conjunction with this financing based on the relative fair value of the components.  Of the amount financed, $352,863 was allocated to the shares and $320,137 was allocated to the debt.  The debt was discounted an additional $145,802 related to a beneficial conversion feature.  On December 22, 2006 investors holding $513,000 in principal loan value converted their Bridge Notes and accrued interest into 523 shares of the Company’s 6% Series A Convertible Preferred Stock. As of December 31, 2006, the Company had outstanding Bridge Notes payable to six investors, in amount of $160,000, bearing interest at 10% per annum. This obligation is recorded as notes payable net of a $132,822 discount associated with the shares common stock issued coincident with the note.

The 2,680 shares of preferred stock are discussed in Note 5, paragraph 3 on page F-20 of the Financial Statements for the period ended December 31, 2006.  See additional disclosures in Note 5 as outlined below:

Preferred Stock

The Company’s Certificate of Incorporation authorizes the issuance of 1 million shares of $.001 par value preferred stock. The Company’s board of directors (the “Board of Directors”) has the power to designate the rights and preferences of the preferred stock and issue the preferred stock in one or more series. As noted previously, on December 22, 2006, the Company closed a portion of its private financing resulting in the issuance of 2,680 shares of 6% Series A Convertible Preferred Stock at $1,000 face value for net proceeds (after offering costs) of $2,162,265, less a subscription receivable of $12,500. Also as part of the bridge loan offering discussed in Note 4, investors holding $513,000 in principal loan value converted their notes, and accrued interest, into 523 shares of 6% Series A Convertible Preferred Stock.  Each share of Preferred Stock is convertible into 2,857 shares of Common Stock. Under the Offering, the Preferred Stock is subject to forced conversion shares if there is an effective registration statement and the Common Stock trades above $1.75 per share for 30 consecutive trading days prior to the date of notice of conversion.

26.         This comment has been complied with.  Please see the above overview of the accounting treatment of the transaction as a reverse merger and related reporting.

27.         Under the Merger Agreement, other valuable consideration included operating assets of AMSI.

Note 4 – Promissory Notes, page F-20

28.         This comment has been complied with.  See additional disclosure in Note 4 on page F-20 of the Financial Statements for the period ended December 31, 2006.  The changes are marked as follows:

The discount was determined pursuant to the guidance under EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or

Contingently Adjustable Conversion Ratios.  EITF 98-5 requires the value attributed to a beneficial conversion feature be recognized and measured at the commitment date, by allocating a portion of the proceeds equal to the intrinsic value of the conversion feature to additional paid-in capital.  This allocation results in a discount on the convertible instrument.  The amount of the discount cannot exceed the principal on the note.  A discount assigned to the convertible debt is recorded as interest expense over the period from the issuance date to the stated redemption date.

Note 6 – Stock Option Plan, page F-21

29.         This comment has been complied with.  See additional disclosures in Note 6 on page F-21 of the Financial Statements for the period ended December 31, 2006.  The changes are marked as follows:

Following the provisions of SFAS No. 123(r), we have adopted the modified prospective method of accounting and reporting for share-based payments and we recognize the related cost of an option over the requisite service.  We have estimated the fair value of options using the Black-Scholes option valuation model.  The use of this valuation model requires the use of accounting judgment and financial estimates, including estimates of the expected term employees will retain their vested options before exercising them,, the estimated volatility of our stock price, and the number of options that will be forfeited prior to the completion of their vesting requirements.  Application of alternative assumptions could produce significantly different estimates of the fair value of stock-based compensation and consequently, the related amounts recognized in our statement of operations.  Assumptions used for the valuation mode are set forth below:

12/31/2006
Expected life (years)	1.0-10.0
Expected stock price volatility	243.48-541.01%
Expected dividend yield	0.0%
Risk-free interest rate	4.94-5.08%

The risk-free interest rate is based upon the U.S. Treasury yield curve at the time of grant for the respective expected life of the option. The expected life (estimated period of time outstanding) of options was estimated based on the “simplified” method under the provisions of SAB 107. The expected volatility of the Company’s options was calculated using historical data. Expected dividend yield was not considered in the option pricing formula since the Company does not pay dividends and has no current plans to do so in the future. If actual periods of time outstanding and rate of forfeitures differs from the expected rates, the Company may be required to make additional adjustments to compensation expense in future periods.

On August 31, 2006, the Company granted a total of 2,500,000 Incentive Stock Options valued at $162,956, including 1,250,000 options to each of Edwin A. Reilly, its sole officer, and Robert G. Coffill, Jr., its sole director. The options expire 10 years from the date of issuance and have an exercise price of $.06 per share. One-twelfth of the options shall vest and be exercisable on the last day of each month over a 12-month period starting with September 30, 2006, subject to acceleration in the event of a Material Transaction (as defined in the 2006 Plan).

On December 27, 2006, the Board of Directors granted Edwin Reilly, then the Chief Operating Officer, options under the Employment Agreement referenced above in the “Employment Agreements” section (the “Employment Agreement Options”) providing for the purchase of 700,000 shares of the Company’s Common Stock under the 2006 Plan, valued at $208,001. The Board determined the exercise price of $0.38 per share of Common Stock equals 100% of the fair market value per share as of December 27, 2006. The shares underlying the Employment Agreement Options to Edwin Reilly shall be vested and exercisable in 12 equal installments ending on December 20, 2007. Pursuant to his Employment Agreement, Edwin Reilly shall be granted additional options to purchase 700,000 shares on each of December 20, 2007 and December 20, 2008, with each option vesting over a 12 month period from the date of grant.

On December 27, 2006, the Board of Directors granted Frank Magliochetti, then Chief Executive Officer, options under the Employment Agreements referenced above, providing for the purchase of 6,500,000 shares of the Company’s Common Stock under the 2006 Plan, valued at $682,245.  The Board determined the exercise price of $0.38 per share of Common Stock equals 100% of the fair market value per share as of December 27, 2006.  The shares fully vested on January 20, 2007.

On December 27, 2006, the Board of Directors granted options (the “Directors’ Options”) to acquire 675,000 shares (225,000 shares each) of the Common Stock to of Robert G. Coffill, Marshall Sterman, and Robert A. Baron (the “Directors”) under the 2006 Plan, valued at $248,000. The Directors’ Options for each of the Directors shall be vested and exercisable in 36 equal monthly installments ending on December 20, 2009. The Board determined the exercise price of $0.38 per share equals 100% of the fair market value per share of Common Stock as of December 27, 2006.

30.         This comment has been complied with.  At the time the options were issued AMI and Snow & Sail had a limited trading history. We received independent valuation of the fair market value of our common stock at August 31, 2006 from the investment banking firm Meyers Associates, L.P.  We are providing additional disclosure related to the accounting treatment for stock options issued as noted in our response to comment #29 above.

Note 9 – Business Uncertainty, page F-16

31.         This comment has been complied with.  See the disclosure in Note 6 on page F-9 of the Financial Statements for the period ended March 31, 2007.  The additional disclosure on Page 21 is marked as follows:

In addition to existing cash and available credit from our facility with TD Banknorth, we need additional capital to execute our business strategy and cover ongoing operating expenses.  We estimate that we may require up to $125,000 per month through the end of 2007.  These factors raise substantial doubt about our ability

to execute our business plan.   The Company’s future liquidity and cash requirements will depend on a wide range of factors, including the performance of recently acquired operating businesses and acquisition of additional operating businesses. In particular, the Company expects to raise capital or seek additional financing. While there can be no assurance that such raising of capital or seeking of additional financing would be available in amounts and on terms acceptable to the Company, management believes that such financing would likely be available on acceptable terms.

If we are to fully implement our business plan, we anticipate that our use of cash for acquisitions, related integration and holding company costs will be substantial for the foreseeable future, and will exceed our cash flow from operations during the next 12 months ~~and thereafter, absent a significant increase in sales~~.  To fully implement our business plan, over the next 12 months we anticipate that we will require investment additional capital for completing acquisitions we have identified.  While we expect to raise capital or seek additional financing, there can be no assurance that such raising of capital or seeking of additional financing would be available in amounts and on terms acceptable to us, management believes that such financing would likely be available on acceptable terms.  Unless the identified and additional acquisitions are completed over the next 12 months, we will not have significant working capital to hire additional employees, market or otherwise pursue our business plan.

Note 8 – Subsequent Events, page F-7

32.         This comment has been complied with.  See disclosure in Note 4 on page F-7 of the Financial Statements for the period ended March 31, 2007.

Part II

Undertakings, Page II-6

33.         This comment has been complied with.

Signatures

34.         This comment has been complied with.

Exhibits

35.         This comment has been complied with.

Form 8-K Dated March 29, 2007

36.         The Company used the guidance of EITF 00-19 and its related references to SFAS 133 to determine if the transaction should be accounted for in equity or as a liability.  The underlying contract requires the Company to deliver shares as part of a physical settlement which means the transaction should be reported in permanent equity.  We determined this based on the foregoing:

•                  The contracts permit the Company to settle in unregistered shares.

•                  The Company has sufficient authorized and unissued shares available to settle the shares, including other possible commitments.  In addition, the Company has agreed to take all necessary steps to increase the authorized shares to allow for proper issuance.

•                  The contract contains an explicit limit on the number of shares to be delivered.

•                  The contract does not call for a net-cash settlement in the event that the Company is unable to make timely filings with the SEC.

•                  The contracts do not contain top-off or make-whole provisions.

•                  The contracts cannot require net-cash settlements.

•                  There are no provisions in which the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

•                  The contracts do not require any collateral at any point.

Accordingly, see additional disclosure in Note 4, page F-7 of the Financial Statements for the period ended March 31, 2007 as outlined below:

On March 29, 2007, the Company closed the final portions of its private financing resulting in the issuance of 2,425 shares of 6% Series A Convertible Preferred Stock at $1,000 face value, 2,425 Series A Warrants, and 2,425 Series B Warrants, for gross proceeds of $2,425,002.  Costs of $291,173 were deducted from the proceeds.  Each share of Preferred Stock is convertible into 2,857 shares of Common Stock. Each Series A Warrant entitles the holder to buy 2,857 common shares for $1,000, or $0.35 per share.  Each Series B Warrant entitles the holder to buy 2,857 common shares for $1,000, or $0.35 per share.  Under the Offering, the Preferred Stock is subject to forced conversion if there is an effective registration statement and the Common Stock trades above $1.75 per share for 30 consecutive trading days prior to the date of notice of conversion.  In accordance with EITF 00-27, a portion of the proceeds were allocated the each class of warrants based on their relative fair value, which totaled $1.9 million using the Black Scholes option pricing model.  Further, the Company attributed a beneficial conversion feature of $512,566 to the Series A preferred shares based upon the difference between the conversion price of those shares and the closing price of the Company’s common shares on the date of issuance.  Both the fair value of the warrants (Series A & B) and the beneficial conversion feature were recorded as a dividend.  The assumptions used in the Black Scholes model are as follows: (a) dividend yield of 0%; (b) expected volatility of 136.9%; (c) weighted average risk-free interest rate of 4.92%, and (d) expected life of 4.75 years as the conversion feature and warrants are immediately exercisable.

Form 8-K Dated May 4, 2007

Form 8-K Dated May 11, 2007

37.         As noted in our response to comment #21 above, due to the material impact these acquisitions have on our business, we intend to complete and submit financial statements and proforma information as soon as practicable on amended Forms 8-K and then in the registration statement.

If the Staff desires any additional information, please do not hesitate to contact the undersigned at (212) 841-0707.

Very truly yours,

PHILLIPS NIZER LLP

/s/ Elliot H. Lutzker

Elliot H. Lutzker